SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2024

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___)

Table of contents

•	Eni’s Board of Directors: approval of the first tranche of the provision in place of 2024 dividend: € 0.25 per share

•	Eni: results for the second quarter and half year 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: July 26, 2024

Eni’s Board of Directors

Approval of the first tranche of the provision in place of 2024 dividend: € 0.25 per share

San Donato Milanese, 25 July 2024 – Eni’s Board of Directors, chaired by Giuseppe Zafarana, today resolved to distribute to Shareholders the first of the four tranches of the provision in place of the 2024 dividend from Eni S.p.A. available reserves1 of € 0.25 (compared to a total annual provision, in place of the dividend, equal to € 1.00) per share outstanding at the ex-dividend date as of 23 September 20242, payable on 25 September 20243, as resolved by the Shareholders’ Meeting of 15 May 2024.

Holders of ADRs, outstanding at the record date of 24 September 2024, will receive € 0.50 per ADR, payable on 7 October 20244, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821
ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

[1]	Coupon No. 47.
[2]	Depending on the recipient’s fiscal status the payment is subject to a withholding tax or is treated in part as taxable income.
[3]	Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of 24 September 2024 (record date).
[4]	On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

Eni: results for the second quarter and half year 2024

•	Strong production growth and continued upgrading of the E&P portfolio

•	Consistent performance and growth of our transition businesses: Plenitude and Enilive

•	Divestment plan progressing ahead of plan driving a sharper reduction of leverage

•	Strong cash generation and strict capital discipline enabling competitive shareholder returns, with buyback acceleration

San Donato Milanese, July 26, 2024 - Eni's Board of Directors, chaired by Giuseppe Zafarana, yesterday approved the unaudited consolidated results for the second quarter and first half 2024. Eni CEO Claudio Descalzi said:

“In the second quarter 2024, we have delivered results ahead of expectations, demonstrating the significant progress Eni has made in multiple areas of our strategy and against the Plan set out to investors in March. We have a clear objective to grow our business lines where we have a competitive advantage: oil and gas production, bio-refining and renewables generating capacity, and have delivered impressive growth in each. This in turn has enabled us to deliver an excellent financial performance of €1.5 bln of adjusted net profit. Alongside our operational advances we are also making better than expected progress in our portfolio activities both in terms of timing and value. We are upgrading our Upstream portfolio, having recently announced the divestment of our non-core assets in Alaska, the ongoing completion of the sale of onshore Nigeria, and agreed a combination with Ithaca Energy for our UK assets. Notably, Enilive announced an exclusivity agreement with KKR for an investment similar to the transaction concluded earlier in the year at Plenitude. These actions serve to both help fund growth and confirm the value we are creating in our transition businesses. Even in the absence of significant portfolio activity net debt reduced over the quarter. With the progress now being made on divestments, we expect leverage to be significantly below 0.2 by year end, better than our original expectation. This will enable us to speed up the execution of our €1.6 bln share buyback program and confirm our delivery of both business growth and shareholder returns.”

Key operating and financial results

Q1			Q2			IH
2024			2024	2023	% Ch.	2024	2023	% Ch.
1,741	Hydrocarbon production	kboe/d	1,712	1,616	6	1,726	1,638	5
3.0	Installed capacity from renewables at period end	GW	3.1	2.5	24	3.1	2.5	24
4,116	Proforma adjusted EBIT (a)	€ million	4,107	4,234	(3)	8,223	10,101	(19)
3,027	subsidiaries		3,185	3,381	(6)	6,212	8,022	(23)
1,089	main JV/Associates (b)		922	853	8	2,011	2,079	(3)
	Proforma adjusted EBIT (by segment) (a)
3,320	E&P		3,532	2,800	26	6,852	6,631	3
325	Global Gas & LNG Portfolio (GGP)		334	1,143	(71)	659	2,563	(74)
420	Enilive and Plenitude		269	335	(20)	689	605	14
44	Refining, Chemicals and Power		(102)	(9)	..	(58)	214	..
7	Corporate, other activities and consolidation adjustments		74	(35)		81	88
3,126	Adjusted net profit before taxes (a)		3,418	3,673	(7)	6,544	8,654	(24)
1,582	Adjusted net profit (loss) (a)(c)		1,519	1,935	(21)	3,101	4,842	(36)
1,211	Net profit (loss) (c)		661	294	125	1,872	2,682	(30)
3,896	Cash flow from operations before changes in working capital at replacement cost (a)		3,907	4,232	(8)	7,803	9,523	(18)
1,904	Net cash from operations		4,571	4,443	3	6,475	7,425	(13)
1,990	Organic capital expenditure (d)		2,126	2,597	(18)	4,116	4,811	(14)
12,882	Net borrowings before lease liabilities ex IFRS 16		12,113	8,215		12,113	8,215
55,109	Shareholders' equity including non-controlling interest		55,219	55,528		55,219	55,528
0.23	Leverage before lease liabilities ex IFRS 16		0.22	0.15		0.22	0.15

(a) Non-GAAP measures. For further information see the paragraph "Non-GAAP measures" on pages 17 and subsequent.
(b) The main JV/associates are listed in the "Reconciliation of Group proforma adjusted EBIT" on page 25.
(c) Attributable to Eni's shareholders.
(d) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Strategic and financial highlights

Strong strategic progress achieving key milestones. Eni delivered efficient growth and portfolio rationalization while remaining financially disciplined.

•	Oil and gas production rose by 6% year-on-year driven by ongoing ramp-up at our flagship projects in Cote d’Ivoire and Congo Floating LNG, higher contribution from Libya and by the full integration of Neptune.

•	Our industry leading exploration continues to play a key role with a recent new discovery in the Sureste Basin offshore Mexico. We estimate close to 1 bln Boe of new resources have been added in the first half of the year.

•	Agreement with Ithaca Energy creating a transformational combination, combining two highly complementary UK upstream portfolios to establish a new satellite and a leading operator in the UKCS able to deliver growth and value by leveraging financial and technical synergies.

•	Also, as part of our objective for upgrading the E&P portfolio and divesting non-strategic assets, we agreed the sale of our Alaska properties and we are completing on the divestment of our onshore Nigeria activities of NAOC.

•	We recently signed an exclusivity agreement with KKR for the valorization of 20-25% of Enilive. We expect to close the transaction by year end. The sale has been agreed valuing the company between €11.5 bln and €12.5 bln and similar to the deal concluded by Plenitude earlier in 2024 both helps to fund growth and confirms the value being created.

•	Enilive and Plenitude are our two competitively advantaged transition businesses delivering high growth and value. Enilive more than doubled bio throughputs year-on-year, while Plenitude grew installed renewable capacity by 24%.

Focus on building a stronger and strategically more valuable business while remaining committed to delivering an attractive and competitive distribution policy.

•	In addition to building a stronger and more valuable business, Eni is committed to delivering an attractive and competitive distribution policy. The 2024 share buyback program commenced in May with a target amount of €1.6 bln to be completed by April 2025. As of July 19, 2024, around 21 mln shares have been purchased, for a cash outlay of €0.3 bln. With the better than expected progress we are making in our divestments, we are aiming to accelerate the pace of the buyback above the original plan.

Excellent results despite the mixed market environment with good crude oil realizations, and stable gas prices, higher refining margins albeit down sequentially, and weaker margins of chemical products.

•	In Q2 ’24 delivered Group proforma adjusted EBIT of €4.1 bln, and adjusted net profit of €1.5 bln.

•	In Q2 ’24 adjusted cash flow before working capital of €3.9 bln signaled the strong underlying performance supported by our operational execution, growth, valuable assets and financial discipline.

•	Q2 ’24 E&P proforma adjusted EBIT was €3.5 bln, higher both y-o-y and sequentially (up by 26% and 6%, respectively), helped by production growth of 6% y-o-y to 1.71 mln boe/d and a focus on efficiency boosting bottom line.

•	Q2 ’24 GGP proforma adjusted EBIT was €0.33 bln continuing to successfully optimize gas and LNG portfolio.

•	Enilive generated €0.12 bln driven by a positive marketing performance and higher biorefinery throughputs, partly offset by lower biofuels margins. In Q2 ’24 Plenitude earned a proforma adjusted EBIT of €0.15 bln, up by 12%, driven by the increased retail performance and the ramp-up in renewable installed capacity and related production volumes.

•	Refining proforma adjusted EBIT was €0.1 bln, higher than Q2 ‘23 thanks to supportive refining margins with in-line utilization. The Chemical business managed by Versalis reported a loss of €0.22 bln in Q2 ’24 impacted by very challenging economic conditions.

•	Q2 ’24 included a post-tax, net charge of around €0.5 bln as result of E&P’s asset writedowns, driven by the re-prioritization of investment capital away from future phases of the development of marginal properties to focus on core projects in the portfolio consistent with the strategy, mitigated by a gain due to agreement with an Italian operator for environmental cost sharing included in the special items.

•	€7.8 bln of operating cash flow delivered in the first half, largely covering the organic capex funding needs of €4.1 bln. Organic free funds “FCF” of €3.7 bln have been used to fuel shareholders cash returns of €2 bln and together with around €1 bln of disposals related to the Plenitude and Saipem transactions has enabled the Company to reduce net borrowings to €12.1 bln after the peak related to the cash-outs for the closing of Neptune acquisition (€2.3 bln).

•	Importantly, leverage is back on a descending trajectory, down to 0.22 at the end of the first half.

Outlook 2024

Full year guidance and increased capacity confirmed for Enilive and Plenitude; upside to E&P and GGP performance expectations

•	Leveraging on the positive operating performance E&P: full-year hydrocarbon production is expected towards the top of the anticipated range of 1.69 - 1.71 mln boe/d at the forecast Brent price of 86 $/bbl.

•	GGP: proforma adjusted EBIT for the full year is raised to around €1 bln.

•	Enilive and Plenitude:

- confirmed proforma adjusted EBITDA of approximately €1 bln for each segment despite a lower market environment.

- confirmed installed renewable capacity to reach 4 GW by 2024 year-end (+30% vs the previous year).

Financial targets raised and Capex plan on track

•	Group financials based on Eni scenario: the Group proforma adjusted EBIT guidance is raised to around €15 bln; adjusted CFFO before working capital is expected to be over €14 bln for the full year.

•	Organic Capex: projected as planned at about €9 bln for the full year. Including an expected upwardly revised contribution from the ongoing divestment plan, capex net of proceeds from disposals are now streamlined to below €6 bln.

Shareholder Returns: 6% increase in interim dividend and increased pace in the 2024 buyback

•	Next quarterly dividend: following Shareholders' approval of a dividend of €1 per share for fiscal year 2024, a 6% increase over 2023, the first 2024 quarterly instalment of €0.25 per share is due to be paid on September 25, 2024, with September 23, 2024 being the ex-dividend date, as resolved by the Board of Directors yesterday.

•	Following Shareholders' approval of the new buyback plan of up to €3.5 bln, management's 2024 plan for a share buyback of €1.6 bln is confirmed but will assume a quicker pace in stock repurchases compared with the previous assumptions.

•	Moreover, in line with our distribution policy, given the lower expected debt in the light of the progress of the M&A, we will be able in the third quarter, to evaluate a further raise of the distribution share up to the maximum limit of 35% of the budgeted CFFO[1] which corresponds to a potential buyback value of additional €500 mln.

Progress of divestment program ahead of plan enabling debt reduction program

•	Leverage for the year is expected well below 20%, versus an original expectation between 20-25%. On a proforma basis, taking into account of identified but not yet completed transactions, leverage could be around 15%.

•	The Group disposal plan is proceeding faster than expected with excellent visibility of almost all the €8 bln net disposal proceeds over the four-year plan.

The above-described outlook is a forward-looking statement based on information to date and management’s judgement and is subject to the potential risks and uncertainties of the scenario (see our disclaimer on page 17).

1 On an adjusted basis, before working capital changes.

Business segments: operating and financial results

Exploration & Production

Production and prices

Q1			Q2			IH
2024			2024	2023	% Ch.	2024	2023	% Ch.
83.24	Brent dated	$/bbl	84.94	78.39	8	84.09	79.83	5
1.086	Average EUR/USD exchange rate		1.077	1.089	(1)	1.081	1.081
1,741	Hydrocarbons production	kboe/d	1,712	1,616	6	1,726	1,638	5
797	Liquids	kbbl/d	777	757	3	787	769	2
4,937	Natural gas	mmcf/d	4,888	4,491	9	4,912	4,549	8
54.16	Average realizations (a)	$/boe	57.03	53.15	7	55.64	55.08	1
74.53	Liquids	$/bbl	77.25	69.72	11	75.97	71.25	7
7.04	Natural gas	$/kcf	7.26	7.05	3	7.15	7.56	(5)

(a) Prices related to consolidated subsidiaries.

~~•~~	In Q2 ’24 hydrocarbon production averaged 1.71 mln boe/d (1.73 mln boe/d in the IH ’24), up 6% compared to Q2 ’23 (up 5% vs. the IH ’23). Production growth was supported by the Neptune acquisition (about 120 kboe/d), ramp-ups of the Baleine project in Côte d'Ivoire and the Coral project Mozambique as well as higher Libyan production, which were partly offset by mature fields decline.

•	Liquids production was 777 kbbl/d in Q2 ’24 (787 kbbl/d in the IH ’24, up 2% vs. the IH ’23) up 3% compared to Q2 ’23, mainly due to the Neptune acquisition and growth in Côte d'Ivoire and Libya. These increases were partly offset by mature fields decline.

•	Natural gas production was 4,888 mmcf/d in Q2 ’24 (4,912 mmcf/d in the IH ’24, up 8% vs. the IH ’23), up 9% compared to Q2 ’23, mainly due to the Neptune acquisition, the ramp-up of the Coral Floating LNG project and higher contribution from Libya, offset by mature fields decline.

•	Liquids price realizations trended broadly in line with benchmarks. Natural gas price realizations reflected the price exposure of the production portfolio, where about 35% of volumes is indexed to the price of crude oil, higher than the share of production linked to European hub pricing (15%). The remainder of E&P produced gas volumes is sold at fixed prices.

Results

Q1		Q2			IH
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
3,320	Proforma adjusted EBIT	3,532	2,800	26	6,852	6,631	3
992	of which: main JV/Associates	893	723	24	1,885	1,748	8
2,219	Operating profit (loss) of subsidiaries	1,345	1,824	(26)	3,564	4,544	(22)
109	Exclusion of special items	1,294	253		1,403	339
2,328	Adjusted operating profit (loss) of subsidiaries	2,639	2,077	27	4,967	4,883	2
2,480	Adjusted profit (loss) before taxes	2,884	2,342	23	5,364	5,418	(1)
54.4	tax rate (%)	55.7	56.3		55.1	52.7
1,130	Adjusted net profit (loss)	1,278	1,024	25	2,408	2,564	(6)
71	Exploration expenses:	115	155	(26)	186	228	(18)
41	prospecting, geological and geophysical expenses	40	62		81	119
30	write-off of unsuccessful wells	75	93		105	109
1,565	Capital expenditure	1,320	2,115	(38)	2,885	3,899	(26)

•	In Q2 ’24, Exploration & Production reported a proforma adjusted EBIT of €3,532 mln, up by 26% versus Q2 ’23 leveraging production growth, efficiency gains and better realizations driven by higher crude oil prices in USD (the marker Brent was up by 8% in the quarter). In the IH ’24, proforma adjusted EBIT was €6,852 mln, up 3% compared to the IH ’23, due to the same drivers as for the Q2.

•	In Q2 ’24, the segment reported an adjusted net profit of €1,278 mln, an increase of about 25% compared to Q2 ’23 mainly due to an improved underlying performance as well as higher contributions from JVs and associates. Adjusted net profit was €2,408 mln in the IH ’24, a decrease of 6% y-o-y.

•	The tax rate was around 55%-56% in both Q2 and IH ’24 and was almost in line with 2023 or slightly above (it was higher half-on-half due to increased taxable profits in high-rates jurisdictions). The 2024 E&P tax rate is reflecting the current mix of geographies driven by the higher relative weight of countries with above average rates and limited impact of the spread gas vs crude oil in the current market environment which might dilute the segment tax rate in case of widening.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In May, for the fifth time, Eni has been named the upstream industry’s most valuable explorer in Wood Mackenzie’s industry-leading annual Exploration Survey. The survey recognized Eni’s efforts and discoveries to open new frontiers and find large volumes of advantaged resources.

•	In June, in line with Eni's strategy focused on the rationalization of the upstream activities by rebalancing its portfolio and divesting non-strategic assets, Eni signed a binding agreement with Hilcorp to divest 100% of the Nikaitchuq and Oooguruk assets owned by Eni in Alaska. The closing of this transaction is subject to regulatory approvals and other customary terms and conditions.

•	In July, announced a new discovery with the Yopaat-1 EXP exploration well in Block 9, approximately 63 kilometers off the coast in the mid-deep water of the Cuenca Salina in the Sureste Basin, offshore Mexico. The preliminary estimates indicate a discovered potential of around 300-400 mln barrels equivalents (Mboe) of oil and associated gas in place. This discovery opens new, exciting opportunities to develop a potential hub with 1.3 Bboe of resources in place, including the discoveries in the adjacent Blocks 7/10.

•	Agreed with independent upstreamer Ithaca Energy a transformational combination in the UKCS which will bring together two highly complementary asset portfolios to establish a focused, leading operator able to deliver growth and value leveraging financial and technical synergies. The proposed combination builds upon our track record of deploying Eni’ distinctive Satellite Model to adapt to the demands of the changing energy markets.

Global Gas & LNG Portfolio

Sales

Q1			Q2			IH
2024			2024	2023	% Ch.	2024	2023	% Ch.
29	Spot Gas price at Italian PSV	€/MWh	33	37	(11)	31	47	(34)
27	TTF		32	35	(10)	30	44	(34)
2	Spread PSV vs. TTF		2	2	(28)	2	3	(37)
	Natural gas sales	bcm
7.69	Italy		4.95	5.73	(14)	12.64	12.83	(1)
6.79	Rest of Europe		3.91	4.80	(19)	10.70	12.02	(11)
0.42	Importers in Italy		0.37	0.62	(40)	0.79	1.24	(36)
6.37	European markets		3.54	4.18	(15)	9.91	10.78	(8)
0.97	Rest of World		0.52	0.62	(16)	1.49	1.14	31
15.45	Worldwide gas sales (a)		9.38	11.15	(16)	24.83	25.99	(4)
2.70	LNG sales		2.2	2.5	(12)	4.9	5.2	(6)

(a) Data include intercompany sales.

•	In Q2 ’24, natural gas sales were 9.38 bcm, down 16% y-o-y, due to lower gas volumes marketed in Italy (down 14%) particularly in the Italian gas exchange and spot markets and industrial segment, partly offset by higher volumes sold to the wholesalers’ segment. In the European markets gas volumes decreased by 15% as result of lower sales in Turkey and Benelux, balanced by higher sales in Germany. In IH ’24, natural gas sales amounted to 24.83 bcm, down 4% vs the IH ‘23, mainly due to lower gas volumes marketed in the European markets (down 8% or down 0.87 bcm vs. IH ’23) and to a lesser extent in Italy (down 1% or down 0.19 bcm vs. IH ’23).

Results

Q1		Q2			IH
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
325	Proforma adjusted EBIT	334	1,143	(71)	659	2,563	(74)
32	of which: main JV/Associates	(9)	56	..	23	104	(78)
(110)	Operating profit (loss) of subsidiaries	(572)	539	..	(682)	814	..
403	Exclusion of special items	915	548		1,318	1,645
293	Adjusted operating profit (loss) of subsidiaries	343	1,087	(68)	636	2,459	(74)
299	Adjusted profit (loss) before taxes	360	1,104	..	659	2,488	(74)
31.8	tax rate (%)	48.6	26.8		41.0	27.4
204	Adjusted net profit (loss)	185	808	(77)	389	1,807	(78)
1	Capital expenditure	4	6	(33)	5	6	(17)

•	In Q2 ’24, the Global Gas & LNG Portfolio segment achieved a proforma adjusted Ebit of €334 mln, including the operating margin of the equity accounted entity SeaCorridor. Compared to the same period of 2023, the result was down due to one-off effects linked to the outcomes of negotiations/settlements in particular in Q2 ’23. In IH ’24, proforma adjusted Ebit amounted to €659 mln, down by 74% compared to IH ’23, driven by less favorable price scenario and reduced volatility which affected trading and optimization opportunities and lower benefits from one-off effects linked to the outcomes of negotiations/settlements.

•	The Q2 ’24 Ebit of subsidiaries benefitted from a reclassification of certain tax items settled by the JV SeaCorridor on behalf of the shipper and comprised into the transport tariff; these items, as accrued year-to-date, were previously reported as operating expenses by subsidiaries and have now been included in income taxes.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Enilive and Plenitude

Production and sales

Q1			Q2			IH
2024			2024	2023	% Ch.	2024	2023	% Ch.
	Enilive
347	Bio throughputs	ktonnes	328	140	134	676	276	145
94	Average bio refineries utilization rate (a)%		88	60		90	59
5.46	Total Enilive sales	mmtonnes	6.36	5.79	10	11.81	10.89	8
1.78	Retail sales		1.90	1.89	0	3.68	3.64	1
1.26	of which: Italy		1.34	1.32	2	2.60	2.58	1
3.17	Wholesales sales (b)		3.79	3.22	18	6.96	6.00	16
2.47	of which: Italy		2.87	2.55	13	5.34	4.73	13
0.51	Other sales		0.67	0.68	(1)	1.17	1.25	(6)
21.4	Retail market share in Italy	%	21.0	20.8		21.1	21.1
	Plenitude
10.1	Retail and business customers at period end	mln pod	10.1	10.1	0	10.1	10.1	0
2.56	Retail and business gas sales to end customers	bcm	0.73	0.88	(16)	3.29	3.79	(13)
4.64	Retail and business power sales to end customers	TWh	4.14	4.19	(1)	8.78	8.81	0
3.0	Installed capacity from renewables at period end	GW	3.1	2.5	24	3.1	2.5	24
1.1	Energy production from renewable sources	TWh	1.2	1.0	23	2.3	2.0	18
19.6	EV charging points at period end	thousand	20.4	16.6	23	20.4	16.6	23

(a) Redetermined based on the effective biorefinery capacity.
(b) Starting from 2024, following the business reorganization, the wholesale volumes include sales through bunkering, sales to oil companies and chemicals. The comparative periods have been appropriately restated.

Enilive

•	In Q2 ’24, bio throughputs were 328 ktonnes, more than doubled compared to the same period of 2023, benefitting from the Chalmette biorefinery contribution and higher volumes processed at the Gela and Venice biorefineries driven by higher plant availability. In IH ‘24, bio throughputs increased by almost 150% compared to the same period of 2023, following the same driver of the quarter.

•	In Q2 ’24, retail sales were 1.90 mmtonnes, substantially unchanged y-o-y, due to higher sales mainly in Italy of gasoline and HVO, following increasing consumptions, offset by lower sales of gasoil. Sales in the rest of Europe were barely unchanged. In IH ‘24, retail sales amounted to 3.68 mmtonnes, a slight increase vs. IH ‘23.

•	In Q2 ’24, wholesale sales were 3.79 mmtonnes, increasing by 18% compared to the same period of 2023, due to higher sales of jet fuel mainly in Italy. Positive performance was also recorded in IH ‘24 at 6.96 mmtonnes: up 16% vs. IH ‘23.

Plenitude

•	As of June 30, 2024, retail and business customers were 10.1 mln (gas and electricity), in line compared to June 30, 2023.

•	Retail and business gas sales to end customers amounted to 0.73 bcm in Q2 ’24, down by 16% compared to the same period in 2023, mainly impacted by lower consumptions. In IH ‘24, gas sales amounted to 3.29 bcm, decreasing by 13% vs. the comparative period, due to the same driver as for the quarter.

•	Retail and business power sales to end customers were 4.14 TWh in Q2 ’24, substantially in line compared to Q2 ’23. In IH ’24 power sales amounted to 8.78 TWh barely unchanged vs IH ’23.

•	As of June 30, 2024, the installed capacity from renewables was 3.1 GW, up by approximately 0.6 GW compared to June 30, 2023, mainly thanks to the acquisitions in the USA, as well as to the organic development in Italy, Spain, Kazakhstan and in the UK.

•	Energy production from renewable sources was 1.2 TWh in Q2 ’24, up by 23% year-on-year, mainly thanks to the contribution from acquired assets in operation and the start-up of organic project partially offset by adverse natural events in Texas (2.3 TWh in IH ’24, +18% vs the comparative period).

•	EV charging points as of June 30, 2024, amounted to 20.4 thousand, up by 23% compared to 16.6 thousand as of June 30, 2023.

Results

Q1		Q2			IH
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
596	Proforma adjusted EBITDA	463	501	(8)	1,059	931	14
250	Enilive	200	265	(25)	450	462	(3)
346	Plenitude	263	236	11	609	469	30
420	Proforma adjusted EBIT	269	335	(20)	689	605	14
178	Enilive	120	202	(41)	298	340	(12)
(3)	of which: main JV/Associates	(11)			(14)
242	Plenitude	149	133	12	391	265	48
591	Operating profit (loss) of subsidiaries	539	150	..	1,130	(48)	..
(164)	Exclusion of special items	(255)	185		(419)	653
427	Adjusted operating profit (loss) of subsidiaries	284	335	(15)	711	605	18
405	Adjusted profit (loss) before taxes	245	322	(24)	650	581	12
28.9	tax rate (%)	41.6	32.6		33.7	31.0
288	Adjusted net profit (loss)	143	288	(50)	431	401	7
205	Capital expenditure	397	191	108	602	367	64

•	In Q2 ’24 the Enilive business reported a proforma adjusted Ebit of €120 mln, down by 41% compared to the same period in 2023, reflecting deteriorated biofuel margins. In biorefining, doubled throughput driven by capacity addition and higher utilization rates, and maximization of pre-treatment of challenging feedstock have been more than offset by margin pressure due to spot HVO price in EU and lower RIN prices in North America. Marketing steady results benefitted from higher demand, especially in wholesale (jet fuel and gasoil) and valorization of captive demand (in IH ’24 reported a proforma adjusted Ebit of €298 mln, compared to €340 mln in IH ’23).

Proforma adjusted Ebitda amounted to €200 mln, down by 25% vs Q2 ’23 (€265 mln) and its guidance for the year is confirmed approximately €1 bln. Enilive is well-positioned to capitalise on the expected demand increase in the second half of 2024, sustained by the implementation of new obligations in the Netherlands and the impact of EU provisional anti-dumping duty recently published, as well as more stringent policy in California (in IH ’24 reported a proforma adjusted Ebitda of €450 mln, compared to a profit of €462 mln in IH ’23).

•	In Q2 ’24 Plenitude reported a proforma adjusted Ebit of €149 mln, up by 12% vs Q2 ’23, driven by higher retail commodity margins, supported by lower commodity scenario volatility, and the improved performance in international retail markets, as well as the ramp-up in renewable installed capacity and related production volumes (in IH ’24 reported a proforma adjusted Ebit of €391 mln, a 48% increase compared to a proforma adjusted Ebit of €265 mln in IH ’23).

Proforma adjusted Ebitda amounted to €263 mln up by 11% vs Q2 ’23 (€236 mln). In IH ’24 reported a proforma adjusted Ebitda of €609 mln, compared to a proforma adjusted Ebitda of €469 mln in IH ’23, up by 30%.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Net debt in Plenitude, consolidated into the results of Eni, stood at €1.9 bln (€2.4 bln as of December 31, 2023).

Strategic developments

•	In June, Enilive Iberia finalized the acquisition of 100% shares of Atenoil, a company operating in the service station sector. The transaction, which has been approved by the relevant authorities, comprises 21 service stations in the regions of Madrid, Andalusia and Castilla-La Mancha.

•	In June, Plenitude signed a strategic partnership with MERKUR for the installation, construction and management of innovative electric vehicle charging stations, including 62 technologically advanced fast and ultra-fast charging points, at MERKUR shopping centres across Slovenia. The first charging stations will be operational at 24 MERKUR centres by the end of 2024, while the entire project will be completed by early 2026.

•	In June, Plenitude inaugurated in Cuenca (Spain), the Villanueva II solar plant with an installed capacity of 50 MW, connected to the national transmission grid. The facility counts more than 76,000 photovoltaic modules and produces 100 GWh/year of electricity, equivalent to the energy needs of more than 30,000 households.

Refining, Chemicals and Power

Production and sales

Q1			Q2			IH
2024			2024	2023	% Ch.	2024	2023	% Ch.
	Refining
8.7	Standard Eni Refining Margin (SERM) (a)	$/bbl	6.4	5.5	16	7.6	8.2	(7)
4.08	Throughputs in Italy on own account	mmtonnes	3.09	4.09	(24)	7.17	8.33	(14)
2.31	Throughputs in the rest of World on own account		2.72	2.60	5	5.03	5.07	(1)
6.39	Total throughputs on own account		5.81	6.69	(13)	12.20	13.40	(9)
81	Average refineries utilization rate	%	74	75		78	76
	Chemicals
0.85	Sales of chemical products	mmtonnes	0.76	0.82	(7)	1.62	1.58	2
57	Average plant utilization rate	%	44	55		51	54
	Power
5.05	Thermoelectric production	TWh	4.18	5.07	(18)	9.23	10.34	(11)

(a) From January 1, 2024, the benchmark refining margin has been calculated based on a new methodology which considers a revised industrial set-up in connection with the planned restructuring of the Livorno plant and implemented optimizations of utilities consumption, as well as current trends in crude supplies building in a slate of both high-sulfur and low-sulfur crudes.

Refining

•	In Q2 ’24, the Standard Eni Refining Margin reported an average of 6.4 $/barrel vs. 5.5 $/barrel reported in the comparative period mainly due to more favorable products crack spreads, mainly diesel and naphtha (7.6 $/barrel in the IH ‘24, representing a decrease vs. 8.2 $/barrel reported in IH ’23, mainly affected by the trend recovered in the Q1 ‘24).

•	In Q2 ’24, throughputs on own accounts at Eni’s refineries in Italy were 3.09 mmtonnes, representing a decrease of 24% when compared to the same period of 2023, mainly reflecting lower volumes processed at Livorno refinery following the new set-up of the plant and the other refineries for planned maintenance. Throughputs outside Italy increased by 5% compared to Q2 ’23 following higher volumes processed in Germany. In IH ’24, throughputs decreased mainly in Italy (down by 14%) following the above mentioned shut down at the Livorno refinery.

Chemicals

•	Sales of chemical products were 0.76 mmtonnes in Q2 ’24, down by 7% compared to same period of the previous year. In IH ‘24, sales amounted to 1.62 mmtonnes.

•	In Q2 ’24 the cracking margin decreased compared to the same period in 2023. Also margins on polyethylene and styrenics decreased, due to weak commodity prices and competitive dynamics.

Power

•	Thermoelectric production amounted to 4.18 TWh in Q2 ’24, down by 18% year-on-year mainly due to a negative power market scenario (9.23 TWh in IH ‘24, representing a reduction of 11% compared to the same period in 2023, due to the same drivers as of the quarter).

Results

Q1		Q2			IH
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
44	Proforma adjusted EBIT	(102)	(9)	..	(58)	214	..
184	Refining	98	29	..	282	307	(8)
72	of which: main JV/Associates	53	74	(28)	125	227	(45)
(168)	Chemicals	(222)	(70)	..	(390)	(179)	..
28	Power	22	32	(31)	50	86	(42)
152	Operating profit (loss) of subsidiaries	(152)	(458)	67	0	(838)	..
(262)	Exclusion of inventory holding (gains) losses	32	211		(230)	549
82	Exclusion of special items	(35)	164		47	276
(28)	Adjusted operating profit (loss) of subsidiaries	(155)	(83)	(87)	(183)	(13)	..
21	Adjusted profit (loss) before taxes	(117)	(24)	..	(96)	200	..
33	Adjusted net profit (loss)	(77)	(23)	..	(44)	148	..
111	Capital expenditure	221	183	21	332	294	13

•	In Q2 ’24, the Refining business delivered a proforma adjusted Ebit of €98 mln, significantly higher than in Q2 ’23, due to improved refining margins. The result included the ADNOC R&GT contribution. In IH ’24 the business reported a proforma adjusted Ebit of €282 mln, slightly below the first half ’23 result as weaker refining margins and lower throughputs.

•	The Chemical business, managed by Versalis, reported a proforma adjusted loss of €222 mln in Q2 ’24, larger than the one incurred in Q2 ’23. Result was negatively affected by lower demand across all business segments driven by a slowdown in the macro environment and comparatively higher production costs in Europe, which reduced the competitiveness of Versalis productions with respect to US and Asian players in an oversupplied market. In IH ’24, proforma adjusted Ebit was a loss of €390 mln (almost doubling the €179 mln loss in IH ’23) reflecting exceptionally adverse market conditions.

•	The Power generation business from gas-fired plants reported a proforma adjusted Ebit of €22 mln in Q2 ’24, down by 31% year on year, due to a decrease in the electricity price scenario and a lower demand expressed by the Italian Transmission System Operator in the ancillary services market. In IH ‘24, proforma adjusted Ebit was €50 mln, down by €36 mln compared to IH ‘23.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In June, Versalis and Crocco (SpA SB), a pioneering flexible packaging company, launched a collaboration to produce food packaging film made from raw materials partly derived from the recycling of post-consumer plastics, targeting mass production for the large-scale retail market.

•	In July, Versalis and Forever Plast launched REFENCE™, a portfolio of innovative recycled polymers for food contact packaging. The new products, developed thanks to the NEWER™ technology, will enhance the Versalis Revive® portfolio from mechanical recycling.

Group results

Q1		Q2			IH
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
22,936	Sales from operations	21,715	19,591	11	44,651	46,776	(5)
2,670	Operating profit (loss)	1,581	1,762	(10)	4,251	4,275	(1)
(56)	Exclusion of inventory holding (gains) losses	50	252		(6)	609
413	Exclusion of special items (a)	1,554	1,367		1,967	3,138
3,027	Adjusted operating profit (loss)	3,185	3,381	(6)	6,212	8,022	(23)
1,089	main JV/Associates adjusted EBIT	922	853	8	2,011	2,079	(3)
4,116	Proforma adjusted EBIT	4,107	4,234	(3)	8,223	10,101	(19)
3,320	E&P	3,532	2,800	26	6,852	6,631	3
325	Global Gas & LNG Portfolio (GGP)	334	1,143	(71)	659	2,563	(74)
420	Enilive and Plenitude	269	335	(20)	689	605	14
44	Refining, Chemicals and Power	(102)	(9)	..	(58)	214	..
7	Corporate, other activities and consolidation adjustments	74	(35)		81	88
3,126	Adjusted profit (loss) before taxes	3,418	3,673	(7)	6,544	8,654	(24)
1,598	Adjusted net profit (loss)	1,539	1,955	(21)	3,137	4,881	(36)
1,237	Net profit (loss)	695	314	..	1,932	2,721	(29)
1,211	Net profit (loss) attributable to Eni's shareholders	661	294	..	1,872	2,682	(30)
(41)	Exclusion of inventory holding (gains) losses	37	181		(4)	436
412	Exclusion of special items (a)	821	1,460		1,233	1,724
1,582	Adjusted net profit (loss) attributable to Eni's shareholders	1,519	1,935	(21)	3,101	4,842	(36)

(a) For further information see table "Breakdown of special items".

•	In Q2 ’24, the Group reported proforma adjusted Ebit of €4,107 mln, almost in line with the corresponding year-ago quarter notwithstanding the significant result of GGP in 2023 due to the then particularly favorable market conditions and contractual one-offs, and another leg down in the adverse European chemicals cycle. The normalization in the GGP result (down by about €800 mln) and the margins downturn at Versalis (with losses increased by about €150 mln) were offset by a better E&P performance (up by 26% or about €700 mln) due to noticeable production growth (up by 6%) and better crude oil realizations and by an improved result at the refining business (up by €70 mln). In IH ‘24, the Group reported a proforma adjusted Ebit of €8,223 mln, down 19% compared to IH ’23, due to the same trends as in the second quarter ‘24.

•	In Q2 ’24 adjusted net profit before taxes was €3,418 mln, €255 mln lower than the Q2 ’23, or 7%, reflecting also higher net finance expense due to lower interest income on cash deposits.

•	In Q2 ’24 adjusted net profit attributable to Eni’s shareholders of €1,519 mln was 21% lower than the Q2 ’23. Compared to a smaller 7% q-o-q reduction in the pre-tax profit level, the contraction in adjusted net profit was affected by an increased Group tax rate of 55% (up from 47% in the year-ago quarter) due to the prevailing effect of the Upstream foreign taxation and a reduced fiscal contribution of other sectors generally operating in OECD jurisdiction with lower tax rate.

•	Q2 ’24 special items of €821 mln comprise non-cash charges for E&P asset write-downs of €950 mln after tax driven by re-prioritization of investment capital away from future phases of the development of marginal properties and instead a focus on the core projects in the portfolio consistent with strategy, partly mitigated by an agreement to share environmental expenses with an Italian operator.

Net borrowings and cash flow from operations

Q1		Q2			IH
2024	(€ million)	2024	2023	Change	2024	2023	Change
1,237	Net profit (loss)	695	314	381	1,932	2,721	(789)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,908	- depreciation, depletion and amortization and other non monetary items	2,991	1,990	1,001	4,899	3,161	1,738
(19)	- net gains on disposal of assets	(165)	(10)	(155)	(184)	(418)	234
1,709	- dividends, interests and taxes	1,456	1,769	(313)	3,165	3,071	94
(1,865)	Changes in working capital related to operations	827	1,587	(760)	(1,038)	1,294	(2,332)
558	Dividends received by equity investments	546	780	(234)	1,104	1,340	(236)
(1,336)	Taxes paid	(1,483)	(1,849)	366	(2,819)	(3,389)	570
(288)	Interests (paid) received	(296)	(138)	(158)	(584)	(355)	(229)
1,904	Net cash provided by operating activities	4,571	4,443	128	6,475	7,425	(950)
(1,931)	Capital expenditure	(2,021)	(2,557)	536	(3,952)	(4,676)	724
(1,761)	Investments and acquisitions	(547)	(1,165)	618	(2,308)	(1,810)	(498)
228	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	399	44	355	627	489	138
81	Other cash flow related to investing activities	(33)	511	(544)	48	299	(251)
(1,479)	Free cash flow	2,369	1,276	1,093	890	1,727	(837)
(131)	Net cash inflow (outflow) related to financial activities	11	(86)	97	(120)	666	(786)
1,116	Changes in short and long-term financial debt	328	1,567	(1,239)	1,444	1,428	16
(309)	Repayment of lease liabilities	(362)	(228)	(134)	(671)	(475)	(196)
(578)	Dividends paid, share repurchases, changes in non-controlling interests and reserves	(908)	(1,227)	319	(1,486)	(2,008)	522
(39)	Interest payment of perpetual hybrid bond	(48)	(48)		(87)	(87)
16	Effect of changes in consolidation and exchange differences of cash and cash equivalent	29	17	12	45	(15)	60
(1,404)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	1,419	1,271	148	15	1,236	(1,221)
3,896	Adjusted net cash before changes in working capital at replacement cost	3,907	4,232	(325)	7,803	9,523	(1,720)
Q1		Q2			IH
2024	(€ million)	2024	2023	Change	2024	2023	Change
(1,479)	Free cash flow	2,369	1,276	1,093	890	1,727	(837)
(309)	Repayment of lease liabilities	(362)	(228)	(134)	(671)	(475)	(196)
(787)	Net borrowings of acquired companies	309		309	(478)		(478)
	Net borrowings of divested companies					(147)	147
(130)	Exchange differences on net borrowings and other changes (a)	(591)	(192)	(399)	(721)	(199)	(522)
(578)	Dividends paid and changes in non-controlling interest and reserves	(908)	(1,227)	319	(1,486)	(2,008)	522
(39)	Interest payment of perpetual hybrid bond	(48)	(48)		(87)	(87)
(3,322)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	769	(419)	1,188	(2,553)	(1,189)	(1,364)
309	Repayment of lease liabilities	362	228	134	671	475	196
(387)	Inception of new leases and other changes	(289)	(116)	(173)	(676)	(250)	(426)
(3,400)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	842	(307)	1,149	(2,558)	(964)	(1,594)

(a) Includes payables due to suppliers recognized as financing payables because of the deferral of payment terms and incurred in connection with expenditures to purchase plant and equipment (€1,056 million and €189 million in the IH '24 and '23; €784 million and €85 million in Q2 '24 and '23, respectively, and €272 million in the first quarter 2024).

Net cash provided by operating activities in the IH ’24 was €6,475 mln and included €1,104 mln of dividends distributed from Eni’s investments, mainly Azule Energy, Vår Energi and ADNOC R&GT.

Cash movements of the working capital showed an improvement in the Q2 ‘24 due to the collection of part of the gas volumes accrued in the Q1 ’24, resulting in an overall cash drawdown of €1 bln in the cumulative period mainly related to a slowdown in the collection of cash calls and trade receivables at E&P.

Cash flow from operating activities before changes in working capital at replacement cost was €7,803 mln in the IH ’24 and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margin, the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q1		Q2			IH
2024	(€ million)	2024	2023	Change	2024	2023	Change
1,904	Net cash provided by operating activities	4,571	4,443	128	6,475	7,425	(950)
1,865	Changes in working capital related to operations	(827)	(1,587)	760	1,038	(1,294)	2,332
210	Exclusion of commodity derivatives	377	137	240	587	1,384	(797)
(56)	Exclusion of inventory holding (gains) losses	50	252	(202)	(6)	609	(615)
3,923	Net cash before changes in working capital at replacement cost	4,171	3,245	926	8,094	8,124	(30)
(27)	Extraordinary (gains) charges	(264)	987	(1,251)	(291)	1,399	(1,690)
3,896	Adjusted net cash before changes in working capital at replacement cost	3,907	4,232	(325)	7,803	9,523	(1,720)

Organic capex was €4.1 bln in the IH ’24 (down 14% y-o-y). Net of organic capex, the free cash flow ante working capital was €3.7 bln.

Cash outflows for acquisitions net of divestments were about €1.6 bln and mainly related to the acquisition of Neptune Energy (€2.3 bln including acquired net debt) and Plenitude’s renewable assets, a service stations network in Spain, partly offset by the sale of 10% of Saipem, the divestment of Eni’s production licenses in Congo to Perenco, as well as the Plenitude capital contribution of €0.6 bln following the finalization of the agreement with the EIP fund who acquired a minority interest (7.6%).

Net financial borrowings before IFRS 16 increased by around €2.6 bln due to the adjusted operating cash flow (€7.8 bln), capex requirements of €4.1 bln, working capital needs (around €1.0 bln), dividend payments to Eni’s shareholders and share repurchases of €2 bln (€0.57 bln of share repurchases and €1.47 bln of dividends relating to the third and fourth instalments of the 2023 dividend), the net cash outflow related to acquisitions and divestments (€1.6 bln), as well as the payment of lease liabilities and hybrid bond interest (€0.8 bln) and other changes (€0.6 bln).

Summarized Group Balance Sheet

(€ million)	Jan. 1, 2024	Jun. 30, 2024	Change

Fixed assets
Property, plant and equipment	56,299	58,069	1,770
Right of use	4,834	4,875	41
Intangible assets	6,379	6,475	96
Inventories - Compulsory stock	1,576	1,587	11
Equity-accounted investments and other investments	13,886	14,547	661
Receivables financing and securities held for operating purposes	996	1,054	58
Net payables related to capital expenditure	(2,031)	(2,260)	(229)
	81,939	84,347	2,408
Net working capital
Inventories	6,186	6,679	493
Trade receivables	13,184	11,747	(1,437)
Trade payables	(14,231)	(12,663)	1,568
Net tax assets (liabilities)	(2,112)	(3,562)	(1,450)
Provisions	(15,533)	(15,509)	24
Other current assets and liabilities	(892)	192	1,084
	(13,398)	(13,116)	282
Provisions for employee benefits	(748)	(754)	(6)

Assets held for sale including related liabilities	747	2,196	1,449
CAPITAL EMPLOYED, NET	68,540	72,673	4,133

Eni's shareholders equity	53,184	54,358	1,174
Non-controlling interest	460	861	401
Shareholders' equity	53,644	55,219	1,575

Net borrowings before lease liabilities ex IFRS 16	9,560	12,113	2,553
Lease liabilities	5,336	5,341	5
- of which Eni working interest	4,856	4,846	(10)
- of which Joint operators' working interest	480	495	15

Net borrowings after lease liabilities ex IFRS 16	14,896	17,454	2,558
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	68,540	72,673	4,133
Leverage before lease liabilities ex IFRS 16		0.22
Leverage after lease liabilities ex IFRS 16		0.32
Gearing		0.24

As of June 30, 2024, fixed assets (€84.3 bln) increased by €2.4 bln from January 1, 2024, due to capital expenditures and the acquisition of the Neptune Energy Group, as well as positive exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.071, down 3.1% compared to 1.105 as of December 31, 2023), thus increasing the book values of dollar-denominated assets and DD&A, impairment charges and write-offs.

Shareholders’ equity (€55.2 bln) increased by €1.6 bln compared to January 1, 2024, due to the net profit for the period (€1.9 bln) and positive foreign currency translation differences (about €1.7 bln) reflecting the appreciation of the USD vs. EUR, partly offset by shareholders remuneration of €2 bln (dividend distribution and share buyback).

Net borrowings 2 before lease liabilities as of June 30, 2024, amounted to €12.1 bln, up by approximately €2.6 bln from January 1, 2024.

Leverage 3 – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 – was 0.22 on June 30, 2024.

2 Details on net borrowings are furnished on page 27.

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 18 and subsequent.

Special items

The breakdown of pre-tax special items recorded in operating profit by segment (net charges of €1,967 mln and €1,554 mln in IH and Q2 ’24, respectively) is as follows:

•	E&P: net charges of €1,403 mln in IH ’24 (net charges of €1,294 mln in Q2 ‘24) mainly related to writedowns of oil&gas properties driven by alignment of a disposal group in Alaska to its fair value and a reserves revision at an oil asset in Congo; such assets review was part of a re-prioritization of investment capital away from future phases of the development of marginal properties and instead a focus on the core projects in the portfolio consistent with strategy.

•	GGP: net charges of €1,318 mln in IH ’24 (net charges of €915 mln in Q2) relating to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (charges of €1,028 mln and €643 mln in IH ’24 and Q2 ’24, respectively); and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown, the margins captured on volumes in inventories above normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (charges of €58 mln and €85 mln in IH ’24 and Q2 ’24, respectively).

•	Enilive and Plenitude: net gains of €431 mln (net gains of €249 mln in Q2 ‘24) mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS relating exposure to the gas commodity.

•	Refining, Chemical and Power: net charges of €47 mln (net gains of €35 mln in Q2 ‘24) mainly related to the writedown of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows in both the Refining and the Chemicals businesses (€168 mln and €123 mln in the two accounting periods, respectively), and other charges, which were offset by a gain of €184 mln due to an agreement covering certain environmental matters as described below.

•	Corporate and other activities: a net gain of €370 mln in both accounting periods mainly related to the signing of a comprehensive agreement with an Italian operator enabling a 50-50 sharing of the environmental costs spent in several Italian sites which were jointly managed in late eighties’ – early nineties’ by the two partners, after that cleaning up and environmental activities have been fully carried out by or provisioned Eni at 100%.

The other special items in Q2 ’24 related to a gain of €0.2 bln in connection to the sale of a 10% stake in the equity interests of Eni’s interest in Saipem.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the second quarter and the first half of 2024 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999, and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first and second quarter of 2024, the first half of 2024 and for the second quarter and first half of 2023. Information on the Company’s financial position relates to end of the periods as of June 30, 2024 and December 31, 2023.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2023 Annual Report on Form 20-F filed with the US SEC on April 5, 2024, which investors are urged to read.

The interim consolidated financial report as at June 30, 2024 prepared in accordance with Italian listing standards, subject to a limited review by the external auditors is due to be published in the first week of August.

From January 1, 2024, the benchmark refining margin “SERM” has been calculated based on a new methodology which considers a revised industrial set-up in connection with the planned restructuring of the Livorno plant and implemented optimizations of utilities consumption, as well as current trends in crude supplies building in a slate of both high-sulfur and low sulfur crudes. The restated values of the SERM indicator of the comparative 2023 quarters and 2024 full-year guidance are provided in the table below.

2023		First quarter		Second quarter		Third quarter		Fourth quarter		Full year expected 2024*
	($/bbl)	past methodology	updated methodology	past methodology	updated methodology	past methodology	updated methodology	past methodology	updated methodology	past methodology	updated methodology
Standard Eni Refining Margin (SERM)		11.2	11.0	6.6	5.5	14.7	11.7	8.1	4.3	8.1	6.6

(*) As guided by the Company at the Capital Market Update of last March.

Basis of presentation

From January 1, 2024, the Eni segment information tracked by the management is articulated as follows:

•	Exploration & Production “E&P”;
•	Global Gas & LNG Portfolio “GGP”;
•	Enilive and Plenitude;
•	Refining , chemical activities managed by Versalis and Power (production of electricity from gas-fired plants);
•	Corporate, financial companies, business support companies, CCS activities and agribusiness.

The aggregation of Enilive (biorefining and retail sale of sustainable mobility products) and Plenitude (retail sale of energy commodities and value added services, production of electricity from renewable sources and management of the network of EV charging stations) in a single reporting segment is motivated by the fact that the two businesses exhibit similar economic characteristics, have a prevalent retail activity as customer-facing segments with a wide range of opportunities for cross-selling, as well as by the common strategic goal to decarbonize customers' CO2 emissions and the attractiveness of dedicated capital.

The Power business, given its less significant relevance in proportion to the Group's main economic and financial figures, has been aggregated with the operating segments with which it shares industrial similarities.

The re-segmentation of the adjusted operating profit for the comparative periods of 2023 is disclosed below:

2023		First quarter		Second quarter		Third quarter		Fourth quarter
	(€ million)	As published	As restated	As published	As restated	As published	As restated	As published	As restated
Adjusted operating profit (loss)		4,641	4,641	3,381	3,381	3,014	3,014	2,769	2,769
of which: E&P		2,806	2,806	2,077	2,077	2,620	2,620	2,431	2,431
GGP		1,372	1,372	1,087	1,087	111	111	677	677
Enilive, Refining and Chemicals		154		87		401		(87)
- Enilive		138		202		271		117
- Refining		125		(45)		328		33
- Chemicals		(109)		(70)		(198)		(237)
Plenitude & Power		186		165		219		111
- Plenitude		132		133		180		70
- Power		54		32		39		41
Enilive and Plenitude			270		335		451		187
- Enilive			138		202		271		117
- Plenitude			132		133		180		70
Refining, Chemicals and Power			70		(83)		169		(163)
- Refining			125		(45)		328		33
- Chemicals			(109)		(70)		(198)		(237)
- Power			54		32		39		41
Corporate and other activities		(151)	(151)	(107)	(107)	(165)	(165)	(228)	(228)
Impact of unrealized intragroup profit elimination		274	274	72	72	(172)	(172)	(135)	(135)

For purpose of IFRS statutory financial reporting, Enilive and Plenitude are presented as two separate reportable segment.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and first half of 2024 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Proforma adjusted EBIT

Is the measure adding the operating margin of the equity accounted entities to the adjusted EBIT, introduced by the management to reflect the increasing contribution from the JV/associates also in connection with the Eni satellite model.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Second Quarter 2024	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	1,345	(572)	539	(152)	399	22	1,581
Exclusion of inventory holding (gains) losses			(6)	32		24	50
Exclusion of special items:
environmental charges (expense recovered from third-parties)	5		(3)	(134)	(385)		(517)
impairment losses (impairment reversals), net	1,297		7	123	8		1,435
net gains on disposal of assets			1	2	(1)		2
risk provisions	9				4		13
provision for redundancy incentives	5		2	5	4		16
commodity derivatives		643	(257)	(9)			377
exchange rate differences and derivatives	8	69	(1)	(5)	2		73
other	(30)	203	2	(17)	(3)		155
Special items of operating profit (loss)	1,294	915	(249)	(35)	(371)		1,554
Adjusted operating profit (loss) of subsidiaries (a)	2,639	343	284	(155)	28	46	3,185
main JV/Associates adjusted EBIT (b)	893	(9)	(15)	53			922
Proforma adjusted EBIT (c)=(a)+(b)	3,532	334	269	(102)	28	46	4,107
Finance expenses and dividends of subsidiaries (d)	(59)	(2)	(16)	1	(28)		(104)
Finance expenses and dividends of main JV/associates (e)	(90)	6	(9)	(26)			(119)
Income taxes of main JV/associates (f)	(499)	22	1	10			(466)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	304	19	(23)	37			337
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,884	360	245	(117)		46	3,418
Income taxes (i)	(1,606)	(175)	(102)	40	(26)	(10)	(1,879)
Tax rate (%)							55.0
Adjusted net profit (loss) (j)=(h)+(i)	1,278	185	143	(77)	(26)	36	1,539
of which:
- Adjusted net profit (loss) of non-controlling interest							20
- Adjusted net profit (loss) attributable to Eni's shareholders							1,519
Reported net profit (loss) attributable to Eni's shareholders							661
Exclusion of inventory holding (gains) losses							37
Exclusion of special items							821
Adjusted net profit (loss) attributable to Eni's shareholders							1,519

(€ million)
Second Quarter 2023	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	1,824	539	150	(458)	(303)	10	1,762
Exclusion of inventory holding (gains) losses			(21)	211		62	252
Exclusion of special items:
environmental charges	19		5	57	174		255
impairment losses (impairment reversals), net	208		5	112	5		330
net gains on disposal of assets	(6)			(3)			(9)
risk provisions	(7)			15	8		16
provision for redundancy incentives	2	1	2	2	5		12
commodity derivatives		(35)	195	(23)			137
exchange rate differences and derivatives	11	10	(1)	8	1		29
other	26	572		(4)	3		597
Special items of operating profit (loss)	253	548	206	164	196		1,367
Adjusted operating profit (loss) of subsidiaries (a)	2,077	1,087	335	(83)	(107)	72	3,381
main JV/Associates adjusted EBIT (b)	723	56		74			853
Proforma adjusted EBIT (c)=(a)+(b)	2,800	1,143	335	(9)	(107)	72	4,234
Finance expenses and dividends of subsidiaries (d)	(9)	(3)	(13)	(14)	(36)		(75)
Finance expenses and dividends of main JV/associates (e)	(19)	6					(13)
Income taxes of main JV/associates (f)	(430)	(42)		(1)			(473)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	274	20		73			367
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,342	1,104	322	(24)	(143)	72	3,673
Income taxes (i)	(1,318)	(296)	(105)	1	20	(20)	(1,718)
Tax rate (%)							46.8
Adjusted net profit (loss) (j)=(h)+(i)	1,024	808	217	(23)	(123)	52	1,955
of which:
- Adjusted net profit (loss) of non-controlling interest							20
- Adjusted net profit (loss) attributable to Eni's shareholders							1,935
Reported net profit (loss) attributable to Eni's shareholders							294
Exclusion of inventory holding (gains) losses							181
Exclusion of special items							1,460
Adjusted net profit (loss) attributable to Eni's shareholders							1,935

(€ million)
First Half 2024	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	3,564	(682)	1,130	0	259	(20)	4,251
Exclusion of inventory holding (gains) losses			12	(230)		212	(6)
Exclusion of special items:
environmental charges (expense recovered from third-parties)	2		4	(111)	(385)		(490)
impairment losses (impairment reversals), net	1,315		7	168	13		1,503
net gains on disposal of assets	(1)		1	2	(1)		1
risk provisions	9				4		13
provision for redundancy incentives	9		2	7	17		35
commodity derivatives		1,028	(440)	(1)			587
exchange rate differences and derivatives	(14)	107	(1)	10	2		104
other	83	183	(4)	(28)	(20)		214
Special items of operating profit (loss)	1,403	1,318	(431)	47	(370)		1,967
Adjusted operating profit (loss) of subsidiaries (a)	4,967	636	711	(183)	(111)	192	6,212
main JV/Associates adjusted EBIT (b)	1,885	23	(22)	125			2,011
Proforma adjusted EBIT (c)=(a)+(b)	6,852	659	689	(58)	(111)	192	8,223
Finance expenses and dividends of subsidiaries (d)	(157)	(4)	(24)	(17)	(114)		(316)
Finance expenses and dividends of main JV/associates (e)	(207)	10	(16)	(30)			(243)
Income taxes of main JV/associates (f)	(1,124)	(6)	1	9			(1,120)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	554	27	(37)	104			648
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	5,364	659	650	(96)	(225)	192	6,544
Income taxes (i)	(2,956)	(270)	(219)	52	39	(53)	(3,407)
Tax rate (%)							52.1
Adjusted net profit (loss) (j)=(h)+(i)	2,408	389	431	(44)	(186)	139	3,137
of which:
- Adjusted net profit (loss) of non-controlling interest							36
- Adjusted net profit (loss) attributable to Eni's shareholders							3,101
Reported net profit (loss) attributable to Eni's shareholders							1,872
Exclusion of inventory holding (gains) losses							(4)
Exclusion of special items							1,233
Adjusted net profit (loss) attributable to Eni's shareholders							3,101

(€ million)
First Half 2023	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,544	814	(48)	(838)	(461)	264	4,275
Exclusion of inventory holding (gains) losses			(22)	549		82	609
Exclusion of special items:
environmental charges	36		5	74	174		289
impairment losses (impairment reversals), net	209		7	164	9		389
impairment of exploration projects
net gains on disposal of assets	3			(3)
risk provisions	(7)			15	8		16
provision for redundancy incentives	8	1	3	5	13		30
commodity derivatives		687	669	28			1,384
exchange rate differences and derivatives	13	(8)	(1)	24	2		30
other	77	965	(8)	(31)	(3)		1,000
Special items of operating profit (loss)	339	1,645	675	276	203		3,138
Adjusted operating profit (loss) of subsidiaries (a)	4,883	2,459	605	(13)	(258)	346	8,022
main JV/Associates adjusted EBIT (b)	1,748	104		227			2,079
Proforma adjusted EBIT (c)=(a)+(b)	6,631	2,563	605	214	(258)	346	10,101
Finance expenses and dividends of subsidiaries (d)	(51)	(1)	(24)	(11)	(121)		(208)
Finance expenses and dividends of main JV/associates (e)	(46)	7					(39)
Income taxes of main JV/associates (f)	(1,116)	(81)		(3)			(1,200)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	586	30		224			840
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	5,418	2,488	581	200	(379)	346	8,654
Income taxes (i)	(2,854)	(681)	(180)	(52)	90	(96)	(3,773)
Tax rate (%)							43.6
Adjusted net profit (loss) (j)=(h)+(i)	2,564	1,807	401	148	(289)	250	4,881
of which:
- Adjusted net profit (loss) of non-controlling interest							39
- Adjusted net profit (loss) attributable to Eni's shareholders							4,842
Reported net profit (loss) attributable to Eni's shareholders							2,682
Exclusion of inventory holding (gains) losses							436
Exclusion of special items							1,724
Adjusted net profit (loss) attributable to Eni's shareholders							4,842

(€ million)
First Quarter 2024	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,219	(110)	591	152	(140)	(42)	2,670
Exclusion of inventory holding (gains) losses			18	(262)		188	(56)
Exclusion of special items:
environmental charges	(3)		7	23			27
impairment losses (impairment reversals), net	18			45	5		68
net gains on disposal of assets	(1)						(1)
risk provisions
provision for redundancy incentives	4			2	13		19
commodity derivatives		385	(183)	8			210
exchange rate differences and derivatives	(22)	38		15			31
other	113	(20)	(6)	(11)	(17)		59
Special items of operating profit (loss)	109	403	(182)	82	1		413
Adjusted operating profit (loss) of subsidiaries (a)	2,328	293	427	(28)	(139)	146	3,027
main JV/Associates adjusted EBIT (b)	992	32	(7)	72			1,089
Proforma adjusted EBIT (c)=(a)+(b)	3,320	325	420	44	(139)	146	4,116
Finance expenses and dividends of subsidiaries (d)	(98)	(2)	(8)	(18)	(86)		(212)
Finance expenses and dividends of main JV/associates (e)	(117)	4	(7)	(4)			(124)
Income taxes of main JV/associates (f)	(625)	(28)		(1)			(654)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	250	8	(14)	67			311
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,480	299	405	21	(225)	146	3,126
Income taxes (i)	(1,350)	(95)	(117)	12	65	(43)	(1,528)
Tax rate (%)							48.9
Adjusted net profit (loss) (j)=(h)+(i)	1,130	204	288	33	(160)	103	1,598
of which:
- Adjusted net profit (loss) of non-controlling interest							16
- Adjusted net profit (loss) attributable to Eni's shareholders							1,582
Reported net profit (loss) attributable to Eni's shareholders							1,211
Exclusion of inventory holding (gains) losses							(41)
Exclusion of special items							412
Adjusted net profit (loss) attributable to Eni's shareholders							1,582

Breakdown of special items

Q1		Q2		IH
2024	(€ million)	2024	2023	2024	2023
27	Environmental charges (expense recovered from third-parties)	(517)	255	(490)	289
68	Impairment losses (impairment reversals), net	1,435	330	1,503	389
(1)	Net gains on disposal of assets	2	(9)	1
	Risk provisions	13	16	13	16
19	Provisions for redundancy incentives	16	12	35	30
210	Commodity derivatives	377	137	587	1,384
31	Exchange rate differences and derivatives	73	29	104	30
59	Other	155	597	214	1,000
413	Special items of operating profit (loss)	1,554	1,367	1,967	3,138
(30)	Net finance (income) expense	(87)	(25)	(117)	(24)
	of which:
(31)	- exchange rate differences and derivatives reclassified to operating profit (loss)	(73)	(29)	(104)	(30)
74	Net income (expense) from investments	(171)	22	(97)	(707)
	of which:
	- gain on the SeaCorridor deal				(824)
	- gain on the sale of a 10% stake in Saipem	(166)		(166)
(55)	Income taxes	(489)	96	(544)	(683)
402	Total special items of net profit (loss)	807	1,460	1,209	1,724
	attributable to:
412	- Eni's shareholders	821	1,460	1,233	1,724
(10)	- Non-controlling interest	(14)		(24)

Reconciliation of Group proforma adjusted EBIT

Q1		Q2			IH
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
2,328	E&P adjusted Ebit of consolidated subsidiaries	2,639	2,077	27	4,967	4,883	2
992	main JV/Associates adjusted Ebit	893	723	24	1,885	1,748	8
3,320	E&P proforma adjusted Ebit	3,532	2,800	26	6,852	6,631	3
293	GGP adjusted Ebit of consolidated subsidiaries	343	1,087	(68)	636	2,459	(74)
32	main JV/Associates adjusted Ebit	(9)	56	..	23	104	(78)
325	GGP proforma adjusted Ebit	334	1,143	(71)	659	2,563	(74)
427	Enilive and Plenitude adjusted Ebit of consolidated subsidiaries	284	335	(15)	711	605	18
(7)	main JV/Associates adjusted Ebit	(15)			(22)
420	Enilive and Plenitude proforma adjusted Ebit	269	335	(20)	689	605	14
(28)	Refining, Chemicals and Power adjusted Ebit of consolidated subsidiaries	(155)	(83)	(87)	(183)	(13)	..
72	main JV/Associates adjusted Ebit	53	74	(28)	125	227	(45)
44	Refining, Chemicals and Power proforma adjusted Ebit	(102)	(9)	..	(58)	214	..
(139)	Other segments adjusted Ebit	28	(107)	..	(111)	(258)	57
146	Impact of unrealized intragroup profit elimination	46	72		192	346
4,116	Group proforma adjusted Ebit(a)	4,107	4,234	(3)	8,223	10,101	(19)

(a) Main JV/Associates are Vår Energi, Azule Energy, Mozambique Rovuma Venture, Neptune Algeria, SeaCorridor, Adnoc R&GT and St. Bernard Renewables Llc.

Profit and loss reconciliation GAAP vs Non-GAAP

Second Quarter					2024	IH
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

1,581	50	1,481	73	3,185	Operating profit	4,251	(6)	1,863	104	6,212
(102)		(14)	(73)	(189)	Finance income (expense)	(318)		(13)	(104)	(435)
593		(171)		422	Income (expense) from investments	864		(97)		767
(1,377)	(13)	(489)		(1,879)	Income taxes	(2,865)	2	(544)		(3,407)
695	37	807		1,539	Net profit	1,932	(4)	1,209		3,137
34		(14)		20	- Non-controlling interest	60		(24)		36
661	37	821		1,519	Net profit attributable to Eni's shareholders	1,872		1,233		3,101

Second Quarter					2023	IH
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

1,762	252	1,338	29	3,381	Operating profit	4,275	609	3,108	30	8,022
(119)		4	(29)	(144)	Finance income (expense)	(243)		6	(30)	(267)
414		22		436	Income (expense) from investments	1,606		(707)		899
(1,743)	(71)	96		(1,718)	Income taxes	(2,917)	(173)	(683)		(3,773)
314	181	1,460		1,955	Net profit	2,721	436	1,724		4,881
20				20	- Non-controlling interest	39				39
294	181	1,460		1,935	Net profit attributable to Eni's shareholders	2,682	436	1,724		4,842

2024	Q1
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	2,670	(56)	382	31	3,027
Finance income (expense)	(216)		1	(31)	(246)
Income (expense) from investments	271		74		345
Income taxes	(1,488)	15	(55)		(1,528)
Net profit	1,237	(41)	402		1,598
- Non-controlling interest	26		(10)		16
Net profit attributable to Eni's shareholders	1,211	(41)	412		1,582

Analysis of Profit and Loss account items

Sales from operations

Q1		Q2			IH
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
5,608	Exploration & Production	6,299	5,564	13	11,907	11,565	3
4,400	Global Gas & LNG Portfolio	2,603	3,744	(30)	7,003	11,688	(40)
8,522	Enilive and Plenitude	7,434	7,208	3	15,956	16,302	(2)
12,598	Refining, Chemicals and Power	14,057	12,421	13	26,655	24,760	8
478	Corporate and other activities	509	495	3	987	936	5
(8,670)	Consolidation adjustments	(9,187)	(9,841)		(17,857)	(18,475)
22,936		21,715	19,591	11	44,651	46,776	(5)

Operating expenses

Q1		Q2			IH
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
17,361	Purchases, services and other	17,087	15,131	13	34,448	37,107	(7)
51	Impairment losses (impairment reversals) of trade and other receivables, net	25	(48)	..	76	60	27
839	Payroll and related costs	822	746	10	1,661	1,540	8
19	of which: provision for redundancy incentives and other	16	12		35	30
18,251		17,934	15,829	13	36,185	38,707	(7)

DD&A, impairments, reversals and write-off

Q1		Q2			IH
2024	(€ million)	2024	2023	var %	2024	2023	% Ch.
1,616	Exploration & Production	1,569	1,544	2	3,185	3,096	3
60	Global Gas & LNG Portfolio	58	63	(8)	118	113	4
164	Enilive and Plenitude	176	165	7	340	320	6
66	- Enilive	72	63	14	138	122	13
98	- Plenitude	104	102	2	202	198	2
90	Refining, Chemicals and Power	96	77	25	186	147	27
36	Corporate and other activities	37	33	12	73	66	11
(8)	Impact of unrealized intragroup profit elimination	(8)	(9)		(16)	(17)
1,958	Total depreciation, depletion and amortization	1,928	1,873	3	3,886	3,725	4
68	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	1,435	330	..	1,503	389	..
2,026	Depreciation, depletion, amortization, impairments and reversals	3,363	2,203	53	5,389	4,114	31
33	Write-off of tangible and intangible assets	70	103	(32)	103	135	(24)
2,059		3,433	2,306	49	5,492	4,249	29

Income (expense) from investments

(€ million)
First Half 2024	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	527	26	(36)	87	7	611
Dividends	71	1	1	11	1	85
Net gains (losses) on disposals					185	185
Other income (expense), net		(12)			(5)	(17)
	598	15	(35)	98	188	864

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	Jan. 1, 2024	Jun. 30, 2024	Change
Total debt	28,729	31,738	3,009
- Short-term debt	7,013	8,354	1,341
- Long-term debt	21,716	23,384	1,668
Cash and cash equivalents	(10,193)	(10,180)	13
Financial assets measured at fair value through profit or loss	(6,782)	(7,254)	(472)
Financing receivables held for non-operating purposes	(2,194)	(2,191)	3
Net borrowings before lease liabilities ex IFRS 16	9,560	12,113	2,553
Lease Liabilities	5,336	5,341	5
- of which Eni working interest	4,856	4,846	(10)
- of which Joint operators' working interest	480	495	15
Net borrowings after lease liabilities ex IFRS 16	14,896	17,454	2,558
Shareholders' equity including non-controlling interest	53,644	55,219	1,575
Leverage before lease liability ex IFRS 16		0.22
Leverage after lease liability ex IFRS 16		0.32

Consolidated financial statements

BALANCE SHEET

(€ million)
	Jun. 30, 2024	Dec. 31, 2023
ASSETS
Current assets
Cash and cash equivalents	10,180	10,193
Financial assets measured at fair value through profit or loss	7,254	6,782
Other financial assets	623	896
Trade and other receivables	15,959	16,551
Inventories	6,679	6,186
Income tax assets	527	460
Other assets	4,668	5,637
	45,890	46,705
Non-current assets
Property, plant and equipment	58,069	56,299
Right of use assets	4,875	4,834
Intangible assets	6,475	6,379
Inventory - compulsory stock	1,587	1,576
Equity-accounted investments	13,225	12,630
Other investments	1,322	1,256
Other financial assets	2,622	2,301
Deferred tax assets	4,343	4,482
Income tax assets	142	142
Other assets	3,984	3,393
	96,644	93,292
Assets held for sale	5,091	2,609
TOTAL ASSETS	147,625	142,606
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	4,733	4,092
Current portion of long-term debt	3,621	2,921
Current portion of long-term lease liabilities	1,132	1,128
Trade and other payables	19,691	20,654
Income taxes payable	1,242	1,685
Other liabilities	5,489	5,579
	35,908	36,059
Non-current liabilities
Long-term debt	23,392	21,716
Long-term lease liabilities	4,209	4,208
Provisions for contingencies	15,509	15,533
Provisions for employee benefits	754	748
Deferred tax liabilities	5,300	4,702
Income taxes payable	42	38
Other liabilities	4,397	4,096
	53,603	51,041
Liabilities directly associated with assets held for sale	2,895	1,862
TOTAL LIABILITIES	92,406	88,962
Share capital	4,005	4,005
Retained earnings	35,462	32,988
Cumulative currency translation differences	6,939	5,238
Other reserves and equity instruments	7,585	8,515
Treasury shares	(1,505)	(2,333)
Net profit (loss)	1,872	4,771
Total Eni shareholders' equity	54,358	53,184
Non-controlling interest	861	460
TOTAL SHAREHOLDERS' EQUITY	55,219	53,644
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	147,625	142,606

GROUP PROFIT AND LOSS ACCOUNT

Q1		Q2		IH
2024	(€ million)	2024	2023	2024	2023
22,936	Sales from operations	21,715	19,591	44,651	46,776
233	Other income and revenues	1,342	221	1,575	414
23,169	Total revenues	23,057	19,812	46,226	47,190
(17,361)	Purchases, services and other	(17,087)	(15,131)	(34,448)	(37,107)
(51)	Impairment reversals (impairment losses) of trade and other receivables, net	(25)	48	(76)	(60)
(839)	Payroll and related costs	(822)	(746)	(1,661)	(1,540)
(189)	Other operating (expense) income	(109)	85	(298)	41
(1,958)	Depreciation, Depletion and Amortization	(1,928)	(1,873)	(3,886)	(3,725)
(68)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(1,435)	(330)	(1,503)	(389)
(33)	Write-off of tangible and intangible assets	(70)	(103)	(103)	(135)
2,670	OPERATING PROFIT (LOSS)	1,581	1,762	4,251	4,275
1,439	Finance income	1,391	1,189	2,830	3,196
(1,825)	Finance expense	(1,610)	(1,371)	(3,435)	(3,552)
127	Net finance income (expense) from financial assets measured at fair value through profit or loss	75	59	202	125
43	Derivative financial instruments	42	4	85	(12)
(216)	FINANCE INCOME (EXPENSE)	(102)	(119)	(318)	(243)
261	Share of profit (loss) of equity-accounted investments	350	333	611	691
10	Other gain (loss) from investments	243	81	253	915
271	INCOME (EXPENSE) FROM INVESTMENTS	593	414	864	1,606
2,725	PROFIT (LOSS) BEFORE INCOME TAXES	2,072	2,057	4,797	5,638
(1,488)	Income taxes	(1,377)	(1,743)	(2,865)	(2,917)
1,237	Net profit (loss)	695	314	1,932	2,721
	attributable to:
1,211	- Eni's shareholders	661	294	1,872	2,682
26	- Non-controlling interest	34	20	60	39

	Earnings per share (€ per share)
0.37	- basic	0.20	0.08	0.57	0.79
0.37	- diluted	0.19	0.08	0.56	0.78
	Weighted average number of shares outstanding (million)
3,201.3	- basic	3,191.4	3,338.0	3,196.3	3,341.7
3,264.6	- diluted	3,254.4	3,344.3	3,259.3	3,348.0

COMPREHENSIVE INCOME (LOSS)

	Q2		IH
(€ million)	2024	2023	2024	2023
Net profit (loss)	695	314	1,932	2,721
Items that are not reclassified to profit or loss in later periods	2	15	(3)	15
Remeasurements of defined benefit plans	8		8
Share of other comprehensive income on equity accounted entities	1		1
Change in the fair value of interests with effects on other comprehensive income	(6)	15	(11)	15
Taxation	(1)		(1)
Items that may be reclassified to profit in later periods	408	134	1,609	(431)
Currency translation differences	596	17	1,701	(994)
Change in the fair value of cash flow hedging derivatives	(170)	135	(64)	706
Share of other comprehensive income on equity-accounted entities	(65)	23	(46)	64
Taxation	47	(41)	18	(207)
Total other items of comprehensive income (loss)	410	149	1,606	(416)
Total comprehensive income (loss)	1,105	463	3,538	2,305
attributable to:
- Eni's shareholders	1,071	443	3,476	2,266
- Non-controlling interest	34	20	62	39

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2023		55,230
Total comprehensive income (loss)	2,305
Dividends paid to Eni's shareholders	(1,472)
Dividends distributed by consolidated subsidiaries	(31)
Coupon of perpetual subordinated bonds	(87)
Net purchase of treasury shares	(437)
Tax on hybrid bond coupon	25
Other changes	(5)
Total changes		298
Shareholders' equity at June 30, 2023		55,528
attributable to:
- Eni's shareholders		55,107
- Non-controlling interest		421

Shareholders' equity at January 1, 2024		53,644
Total comprehensive income (loss)	3,538
Dividends paid to Eni's shareholders	(1,502)
Dividends distributed by consolidated subsidiaries	(50)
Coupon of perpetual subordinated bonds	(87)
Put option on Plenitude	(387)
Net purchase of treasury shares	(547)
Plenitude operation- disposal to EIP	588
Taxes on hybrid bond coupon	25
Other changes	(3)
Total changes		1,575
Shareholders' equity at June 30, 2024		55,219
attributable to:
- Eni's shareholders		54,358
- Non-controlling interest		861

GROUP CASH FLOW STATEMENT

Q1		Q2		IH
2024	(€ million)	2024	2023	2024	2023
1,237	Net profit (loss)	695	314	1,932	2,721
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,958	Depreciation, depletion and amortization	1,928	1,873	3,886	3,725
68	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	1,435	330	1,503	389
33	Write-off of tangible and intangible assets	70	103	103	135
(261)	Share of (profit) loss of equity-accounted investments	(350)	(333)	(611)	(691)
(19)	Gains on disposal of assets, net	(165)	(10)	(184)	(418)
(9)	Dividend income	(76)	(83)	(85)	(92)
(119)	Interest income	(119)	(132)	(238)	(236)
349	Interest expense	274	241	623	482
1,488	Income taxes	1,377	1,743	2,865	2,917
77	Other changes	(28)	19	49	(420)
(1,865)	Cash flow from changes in working capital	827	1,587	(1,038)	1,294
16	- inventories	(466)	466	(450)	2,063
233	- trade receivables	1,872	2,431	2,105	6,043
(1,739)	- trade payables	(203)	(2,143)	(1,942)	(8,444)
(117)	- provisions for contingencies	(184)	8	(301)	(140)
(258)	- other assets and liabilities	(192)	825	(450)	1,772
33	Net change in the provisions for employee benefits	(64)	(2)	(31)	23
558	Dividends received	546	780	1,104	1,340
100	Interest received	70	89	170	153
(388)	Interest paid	(366)	(227)	(754)	(508)
(1,336)	Income taxes paid, net of tax receivables received	(1,483)	(1,849)	(2,819)	(3,389)
1,904	Net cash provided by operating activities	4,571	4,443	6,475	7,425
(3,636)	Cash flow from investing activities	(2,790)	(3,263)	(6,426)	(6,278)
(1,820)	- tangible assets	(1,901)	(2,487)	(3,721)	(4,551)
	- prepaid right of use	(3)		(3)
(111)	- intangible assets	(120)	(70)	(231)	(125)
(1,469)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(373)	(104)	(1,842)	(628)
(292)	- investments	(174)	(1,061)	(466)	(1,182)
(29)	- securities and financing receivables held for operating purposes	(20)	(77)	(49)	(148)
85	- change in payables in relation to investing activities	(199)	536	(114)	356
253	Cash flow from disposals	588	96	841	580
210	- tangible assets	3	12	213	42
	- intangible assets	2	32	2	32
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of				380
18	- investments	394		412	35
22	- securities and financing receivables held for operating purposes	(2)	18	20	24
3	- change in receivables in relation to disposals	191	34	194	67
(131)	Net change in receivables and securities not held for operating purposes	11	(86)	(120)	666
(3,514)	Net cash used in investing activities	(2,191)	(3,253)	(5,705)	(5,032)

GROUP CASH FLOW STATEMENT (continued)

Q1		Q2		IH
2024	(€ million)	2024	2023	2024	2023
1,230	Increase in long-term debt	2,070	2,048	3,300	4,050
(1,335)	Payment of long-term debt	(1,253)	(357)	(2,588)	(509)
(309)	Payment of lease liabilities	(362)	(228)	(671)	(475)
1,221	Increase (decrease) in short-term financial debt	(489)	(124)	732	(2,113)
(767)	Dividends paid to Eni's shareholders	(728)	(744)	(1,495)	(1,509)
(15)	Dividends paid to non-controlling interests	(14)	(20)	(29)	(20)
588	Net capital issuance from non-controlling interest	2		590	(16)
	Disposal (acquisition) of additional interests in consolidated subsidiaries		(57)		(57)
(398)	Net purchase of treasury shares	(168)	(406)	(566)	(406)
14	Other contributions			14
(39)	Interest payment of perpetual hybrid bond	(48)	(48)	(87)	(87)
190	Net cash used in financing activities	(990)	64	(800)	(1,142)
16	Effect of exchange rate changes on cash and cash equivalents and other changes	29	17	45	(15)
(1,404)	Net increase (decrease) in cash and cash equivalents	1,419	1,271	15	1,236
10,205	Cash and cash equivalents - beginning of the period	8,801	10,146	10,205	10,181
8,801	Cash and cash equivalents - end of the period	10,220	11,417	10,220	11,417

Capital expenditure

Q1		Q2			IH
2024	(€ million)	2024	2023	var %	2024	2023	% Ch.
1,565	Exploration & Production	1,320	2,115	(38)	2,885	3,899	(26)
178	of which: - exploration	102	155	(34)	280	366	(23)
1,381	- oil & gas development	1,208	1,949	(38)	2,589	3,511	(26)
1	Global Gas & LNG Portfolio	4	6	(33)	5	6	(17)
205	Enilive and Plenitude	397	191	..	602	367	64
33	- Enilive	88	62	42	121	108	12
172	- Plenitude	309	129	..	481	259	86
111	Refining, Chemicals and Power	221	183	21	332	294	13
57	- Refining	130	111	17	187	177	6
40	- Chemicals	65	43	51	105	69	52
14	- Power	26	29	(10)	40	48	(17)
56	Corporate and other activities	81	65	25	137	114	20
(7)	Impact of unrealized intragroup profit elimination	(2)	(3)		(9)	(4)
1,931	Capital expenditure (a)	2,021	2,557	(21)	3,952	4,676	(15)

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above (€784 million and €104 million in the second quarter 2024 and 2023, respectively, €1,056 million and €189 million in the first half 2024 and the first half 2023, respectively and €272 million in the first quarter 2024).

In IH ’24, capital expenditure amounted to €3,952 mln (€4,676 mln in the IH ’23) decreasing by 15% y-o-y, in particular:

•	in the Exploration & Production, capital expenditure was mainly related to oil and gas development activities (€2,589 mln) in particular in Congo, Côte d'Ivoire, Egypt, Italy, Iraq, Algeria, Libya, Kazakhstan and United Arab Emirates;

•	in the Enilive and Plenitude segment, Plenitude’s capital expenditure (€481 mln) mainly related to development activities in the renewable business, acquisition of new customers, as well as development of electric vehicles network infrastructure, while Enilive capital expenditure (€121 mln) were related to biorefineries and biomethane activities, as well as HSE initiatives and marketing activity for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

•	in the Refining, Chemicals and Power segment mainly related to traditional refining in Italy (€187 mln) relating to the new Livorno biorefinery, maintenance and stay-in-business and in the chemical business (€105 mln) to circular economy and asset integrity;

•	the Corporate’s capital expenditure were mainly addressed to the CCUS and agro-biofeedstock projects (€85 mln).

Sustainability performance

		IH
		2024	2023
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.41	0.38
Direct GHG emissions (Scope 1)	(mmtonnes CO2 eq.)	19.1	19.6
Direct methane emissions (Scope 1)	(ktonnes CH4)	22.1	26.0
Volumes of hydrocarbon sent to routine flaring	(billion Sm³)	0.4	0.5
Total volume of oil spills (>1 barrel)	(kbbl)	2.2	10.4
Re-injected production water	(%)	63	61.0
KPIs refer to 100% of the operated assets and also include the contribution of cooperated assets.

•	TRIR (Total Recordable Injury Rate) of the workforce: affected by higher injuries relating to contractors.

•	Direct GHG emissions (Scope 1): in reduction compared to the first half of 2023, driven by a decrease in GGP, Power and Refining businesses, partly offset by E&P increase due to the acquisition of Neptune Energy and the start-up in Côte d'Ivoire.

•	Direct methane emissions (Scope 1): reducing from the first half of 2023.

•	Volumes of hydrocarbon sent to routine flaring: reducing compared to the first half of 2023.

•	Total volume of oil spills (>1 barrel): remarkable decline reflecting less operational spills as well as less events from sabotages.

•	Re-injected production water: increasing compared to first half of 2023, as a result of both the divestment of some offshore assets in Congo and the increase in reinjected water in Egypt (Melehia).

Strategic developments

•	In May, during the "Summit on Clean Cooking in Africa" by the International Energy Agency (IEA), Eni reaffirmed its commitment to promoting improved cooking systems, through the distribution of improved cookstoves to 10 mln people in sub-Saharan Africa by 2027, reaching 20 mln people with advanced cooking solutions by 2030. Eni has also endorsed the “Clean Cooking Declaration: Making 2024 the pivotal year for Clean Cooking” to accelerate universal access to more modern cooking systems, essential to ensure access to affordable, reliable, and sustainable energy for all.

•	In May, the IFC (International Finance Corporation) and the Italian Climate Fund announced a $210 mln investment in Eni’s Kenya subsidiary to expand the production of agri-feedstock for the manufacturing of advanced biofuels, supporting the decarbonization of the transport industry and the livelihoods of up to 200,000 small-scale Kenyan oilseed farmers.

•	In June, in partnership with Biocarbon Partners (BCP), was launched the Great Limpopo project, the largest initiative ever developed in Mozambique to protect forests and counteract deforestation causes in line with the REDD+ framework, defined and promoted by the United Nations. The program aims to preserve forests within an area up to 4 mln hectares across 4 provinces in Mozambique, involving over 320,000 people.

•	In June, Eni presented its projects of agricultural redevelopment and environmental biomonitoring linked to Agrivanda, Eni's initiative managed by FEEM (Fondazione Eni Enrico Mattei), founded in 2018 in Viggiano, in the areas near to the Val d'Agri Oil Centre.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Q1			Q2		IH
2024			2024	2023	2024	2023
66	Italy	(kboe/d)	64	69	65	72
269	Rest of Europe		248	172	258	176
310	North Africa		318	271	314	283
293	Egypt		295	323	294	327
304	Sub-Saharan Africa		300	284	302	288
165	Kazakhstan		156	162	160	164
205	Rest of Asia		197	185	201	179
126	Americas		131	143	129	142
3	Australia and Oceania		3	7	3	7
1,741	Production of oil and natural gas (a)(b)		1,712	1,616	1,726	1,638
394	- of which Joint Ventures and associates		391	320	392	322
142	Production sold (a)	(mmboe)	146	135	288	266

PRODUCTION OF LIQUIDS BY REGION

Q1			Q2		IH
2024			2024	2023	2024	2023
28	Italy	(kbbl/d)	26	29	27	30
143	Rest of Europe		135	100	139	101
120	North Africa		121	118	120	125
63	Egypt		62	71	62	70
179	Sub-Saharan Africa		168	163	174	168
114	Kazakhstan		112	113	113	115
89	Rest of Asia		87	86	89	85
61	Americas		66	77	63	75
-	Australia and Oceania		-	-	-	-
797	Production of liquids		777	757	787	769
215	- of which Joint Ventures and associates		209	174	212	175

PRODUCTION OF NATURAL GAS BY REGION

Q1			Q2		IH
2024			2024	2023	2024	2023
203	Italy	(mmcf/d)	197	211	200	218
657	Rest of Europe		592	374	624	390
994	North Africa		1,033	801	1,014	828
1,206	Egypt		1,219	1,318	1,212	1,348
651	Sub-Saharan Africa		688	633	669	632
265	Kazakhstan		229	253	247	252
603	Rest of Asia		572	518	588	495
341	Americas		343	347	342	351
17	Australia and Oceania		15	36	16	35
4,937	Production of natural gas		4,888	4,491	4,912	4,549
935	- of which Joint Ventures and associates		953	762	944	770

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (125 and 130 kboe/d in the second quarter of 2024 and 2023, respectively, 125 and 128 kboe/d in the first half of 2024 and 2023, respectively, and 125 kboe/d in the first quarter of 2024).